As filed with the Securities and Exchange Commission on April 6, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

NATIONWIDE HEALTH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	95-3997619
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

(949) 718-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas M. Pasquale

President and Chief Executive Officer

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

(949) 718-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan L. Friedman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.10 per share	1,500,000	$23.15	$34,725,000	$1,938

(1)	This registration statement registers up to 1,500,000 shares of common stock of Nationwide Health Properties, Inc. that may be issued in exchange for up to 951,402 Class A Partnership Units of NHP/PMB L.P. issued on April 1, 2008; which may be tendered for redemption in accordance with the agreement of limited partnership of NHP/PMB L.P. This registration statement also relates to such additional shares of common stock as may be issuable in exchange for such Class A Partnership Units as a result of adjustment provisions included in such agreement that may result in additional shares being issuable upon the occurrence of certain events, including a stock dividend or split.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices on April 3, 2009.

(3)	In accordance with Rule 457(p), a portion of the unutilized registration fee in the amount of $23,488 that was previously paid with respect to $403,788,913 of securities that were previously registered pursuant to Registration Statement No. 333-127366, filed by the registrant on August 9, 2005, is applied to the filing fee payable pursuant to this registration statement.

Prospectus

NATIONWIDE HEALTH PROPERTIES, INC.

1,500,000 Shares of Common Stock

This prospectus relates to our possible issuance of up to 1,500,000 shares of our common stock in exchange for up to 951,402 Class A Partnership Units, or Class A Units, of NHP/PMB L.P. issued on April 1, 2008, if and to the extent that the holders of such Class A Units tender them for redemption and we elect to issue shares of our common stock in exchange therefor, all in accordance with the terms of the agreement of limited partnership of NHP/PMB L.P. We are registering shares of our common stock in accordance with the terms of an agreement with such holders. This registration does not necessarily mean that any of the holders of Class A Units will redeem their units, or that upon any such redemption we will elect to exchange some or all of the Class A Units for shares of our common stock rather than cash. We will not receive any proceeds from any issuance of the shares of our common stock covered by this prospectus.

Our common stock currently trades on the New York Stock Exchange, or NYSE, under the symbol “NHP.” On April 3, 2009, the last reported sales price of our common stock on the NYSE was $24.31 per share.

Investing in our common stock involves risks. Before you invest in our common stock, you should consider the risks described in “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2009.

Unless otherwise stated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our” and the “Company” refer to Nationwide Health Properties, Inc., including our consolidated subsidiaries.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated herein by reference, is accurate only as of their respective dates or on other dates which are specified in those documents, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

(i)

RISK FACTORS

Generally speaking, the risks facing the company fall into three categories: risks associated with the operations of our tenants, risks related to our operations and risks related to our taxation as a real estate investment trust (“REIT”). In addition to other information contained in this prospectus, you should carefully consider the risks incorporated by reference in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q in evaluating our company, our properties and our business before investing in our common stock. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in shares of our common stock.

FORWARD-LOOKING STATEMENTS

Certain information contained or incorporated by reference in this prospectus include or will include statements that may be deemed to be “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as “may,” “will,” “anticipates,” “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. All forward-looking statements included or incorporated by reference in this prospectus are based on information available to us on the date of such statements. These statements speak only as of such date and we assume no obligation to update such forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following:

•	deterioration in the operating results or financial condition, including bankruptcies, of our tenants;

•	non-payment or late payment of rent by our tenants;

•	our reliance on two tenants for a significant percentage of our revenue;

•	occupancy levels at certain facilities;

•	our level of indebtedness;

•	changes in the ratings of our debt securities;

•	access to the capital markets and the cost and availability of capital;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	the general distress of the healthcare industry, which could impact the ability of our tenants to pay rent;

•	increasing competition in our business sector;

•	the effect of economic and market conditions and changes in interest rates;

•	the amount and yield of any additional investments;

•

risks associated with acquisitions, including our ability to identify and complete favorable transactions, delays or failures in obtaining third party consents or approvals, the failure to achieve perceived benefits, unexpected costs or liabilities and potential litigation;

•	the ability of our tenants to repay straight-line rent or loans in future periods;

•	the ability of our tenants to obtain and maintain adequate liability and other insurance;

•	our ability to attract new tenants for certain facilities;

•	our ability to sell certain facilities for their book value;

•	our ability to retain key personnel;

•	potential liability under environmental laws;

•	the possibility that we could be required to repurchase some of our senior notes;

•	the rights and influence of holders of our outstanding preferred stock;

•	changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a REIT; and

•	the risk factors set forth under the caption “Risk Factors” and other factors discussed from time to time in our news releases, public statements and/or filings with the SEC.

THE COMPANY

We are a Maryland corporation that invests primarily in healthcare related senior housing, long-term care properties and medical office buildings. We qualify and operate as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”).

Our operations are organized into two segments – triple-net leases and multi-tenant leases. In the triple-net leases segment, we invest in healthcare related properties and lease the facilities to unaffiliated tenants under “triple-net” and generally “master” leases that transfer the obligation for all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) to the tenant. In the multi-tenant leases segment, we invest in healthcare related properties that have several tenants under separate leases in each building, thus requiring active management and responsibility for many of the associated operating expenses (although many of these are, or can effectively be, passed through to the tenants). As of December 31, 2008, the multi-tenant leases segment was comprised exclusively of medical office buildings. We did not invest in multi-tenant leases prior to 2006. In addition, but to a much lesser extent because we view the risks of this activity to be greater due to less favorable bankruptcy treatment and other factors, from time to time, we extend mortgage loans and other financing to tenants. For the twelve months ended December 31, 2008, approximately 93% of our revenues are derived from our leases, with the remaining 7% from our mortgage loans and other financing activities.

As of December 31, 2008, we had investments in 583 healthcare facilities and one land parcel located in 43 states. Additionally, as of December 31, 2008, our directly owned facilities, other than our multi-tenant medical office buildings, most of which are operated by our consolidated joint ventures, were operated by 84 different healthcare providers.

Our leases have fixed initial rent amounts and generally contain annual escalators. Many of our leases contain non-contingent rent escalators for which we recognize income on a straight-line basis over the lease term. Certain leases contain escalators contingent on revenues or other factors, including increases based on changes in the Consumer Price Index. Such revenue increases are recognized over the lease term as the related contingencies occur. However, since the Consumer Price Index has recently trended negatively, we are likely to see much less, if any, internal growth from these rent escalators as long as deflationary conditions continue. We assess the collectibility of our rent receivables and we reserve against the receivable balances for any amounts that we estimate may not be recovered.

Our triple-net leased facilities are generally leased under triple-net leases that transfer the obligation for all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) to the tenant. At December 31, 2008, approximately 84% of these facilities were leased under master leases. In addition, the majority of these leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and grouped purchase options. At December 31, 2008, leases covering 424 facilities were backed by security deposits consisting of irrevocable letters of credit or cash totaling $72.7 million. Also at December 31, 2008, leases covering 339 facilities contained provisions for property tax impounds, and leases covering 210 facilities contained provisions for capital expenditure impounds. Our multi-tenant facilities generally have several tenants under separate leases in each building, thus requiring active management and responsibility for many of the associated operating expenses (although many of these are, or can effectively be, passed through to the tenants). Some of the medical office buildings are subject to triple-net leases, where the lessees are responsible for the associated operating expenses. No individual property owned by us is material to us as a whole.

We have elected to be taxed as a REIT under the Code. To continue to qualify as a REIT, we must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) to our stockholders annually. As a qualified REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent we distribute such net income to our stockholders annually.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of shares of our common stock in exchange for Class A Units tendered for redemption, or upon the subsequent sale of such shares by the recipients thereof. The exchange of our shares for partnership units will increase our equity ownership in the partnership.

REDEMPTION OF CLASS A UNITS IN EXCHANGE FOR COMMON STOCK

Terms of the Exchange

Under the agreement of limited partnership of NHP/PMB L.P., commencing on the first anniversary of the issuance of any Class A Units, the holder of those Class A Units has the right to require the partnership to redeem any or all of his or her Class A Units for cash, payable within ten business days following written notice to the general partner of the exercise of the redemption right. At the election of and in the sole and absolute discretion of the general partner of the partnership, the general partner may elect to assume the partnership’s obligation with respect to the redemption and satisfy the redemption by paying the redemption price either in cash or by delivering a number of shares of our common stock, or any combination of the foregoing, payable within ten business days following written notice to the general partner of the exercise of the redemption right. Any shares of our common stock that we issue will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction other than those provided in our charter. The terms of redemption are described in more detail herein under “Description of Class A Units – Redemption Rights.” For a discussion of certain U.S. federal income tax consequences of a redemption of Class A Units in exchange for common stock, see “United States Federal Income Tax Consequences.”

Each holder of Class A Units tendered for redemption will continue to own all Class A Units subject to redemption, and be treated as a limited partner or assignee, as the case may be, with respect to all such Class A Units, until the earlier of (1) the date such holder receives shares of our common stock in exchange for such Class A Units and (2) ten business days following written notice to the general partner of the exercise of the redemption right. Until a holder of Class A Units receives shares of our common stock in exchange for his or her Class A Units, the holder will have no rights as one of our stockholders with respect to the shares issuable under this prospectus.

Conditions to the Exchange

To effect a redemption, a holder of Class A Units must give the general partner written notice of redemption, along with (i) such information or certification as the general partner may reasonably require in connection with the ownership limit and other restrictions in our charter that may apply to such holder’s acquisition of common stock and (ii) such written representations, legal opinions, investment letters, or other similar instruments reasonably necessary, in the general partner’s opinion, to effect compliance with the Securities Act of 1933, as amended. A redemption may be effected only if each of the following conditions is satisfied or waived:

•	the exchange is for at least 500 Class A Units or, if less than 500 Class A Units, all of the Class A Units held by the person effecting such redemption;

•	the person effecting such redemption has not effected any previous redemptions in the same fiscal quarter; and

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

We will not issue shares of our common stock in exchange for Class A Units if the exchange would cause the person effecting such redemption or any other person to violate the ownership limit set forth in our charter or any other provision of our charter.

Registration Agreement

We are registering shares of our common stock in accordance with the terms of an agreement with the holders of Class A Units. This registration does not necessarily mean that any of the holders of Class A Units will redeem their units, or that upon any such redemption we will elect to exchange some or all of the Class A Units for shares of our common stock rather than cash. We will not receive any proceeds from any issuance of the shares of our common stock covered by this prospectus.

We have agreed to pay the following expenses of the registration of such shares:

•	all registration, filing and listing fees;

•	fees and disbursements of counsel and independent public accountants;

•	fees and expenses for complying with federal and state securities or real estate syndication laws;

•	fees and expenses associated with any Financial Industry Regulatory Authority filing required to be made in connection with this registration statement;

•	fees and expenses of other persons reasonably necessary in connection with the registration, including any experts, retained by the company custodians, transfer agent and registrar; and

•	printing expenses, messenger, telephone, shipping and delivery expenses.

We have no obligation to pay any out-of-pocket expenses of the holders of Class A Units, transfer taxes, underwriting or brokerage commissions or discounts associated with the exchange of partnership units for our common stock.

DESCRIPTION OF COMMON STOCK

This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of the Maryland General Corporation Law, or MGCL, and our charter and bylaws, as amended and supplemented from time to time. Copies of our existing bylaws and charter documents are filed with the Securities and Exchange Commission and are incorporated by reference as exhibits to the registration statement, of which this prospectus is a part. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

General

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. At April 3, 2009, there were 102,509,263 shares of our common stock outstanding.

All shares of common stock:

•

participate equally in dividends payable to holders of common stock when and as declared by our board of directors and in net assets available for distribution to holders of common stock on liquidation or dissolution;

•	have one vote per share on all matters submitted to a vote of the stockholders; and

•	do not have cumulative voting rights in the election of directors.

Holders of our common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol “NHP.”

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent and registrar for the common stock.

Redemption Rights

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner, our board of directors has the power:

•

by lot or other means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•

to refuse to transfer or issue voting shares of stock to any person or entity whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person or entity of more than 9.9% of the outstanding voting shares of our stock.

The purchase price for any voting shares of stock so purchased shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent, or, if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares. Further, if a transfer of shares, options, warrants or other securities convertible into voting shares occurs that would create a beneficial owner of more than 9.9% of the outstanding shares of our stock, some or all of the transfer shall be deemed void ab initio, and the intended transferee shall acquire no rights in the transferred securities. See “— Restrictions on Ownership and Transfer” for certain additional restrictions that may have the effect of preventing an acquisition of control of us by a third party.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code:

(1)	not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year; and

(2)	our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

To ensure that we satisfy requirement (1) above, our board of directors has the power to refuse to transfer shares of our capital stock to any person or entity whose acquisition of such shares would result in the direct or indirect beneficial or constructive ownership of more than 9.9% in value or number of shares of all classes of our outstanding capital stock or our outstanding voting stock.

If at any time there is a transfer that (a) violates the 9.9% ownership limit, (b) would result in a violation of requirement (1) above (without regard to whether the ownership interest is held during the last half of the taxable year), (c) would otherwise result in our failing to qualify as a REIT, or (d) would cause us to own ten percent or more of any of our tenants (as determined pursuant to certain attribution rules), the excess shares shall be deemed to have been transferred to a trust for the benefit of a designated charitable beneficiary and the trustee will resell such shares to a person or persons whose ownership of the shares will not result in a violation of these ownership restrictions. The intended transferee of such excess shares will receive a price equal to the lesser of the price paid for the excess shares by the intended transferee (or, if the intended transferee did not give value for the shares, the market price of the shares on the date of the event causing the shares to be held in the trust) and the price per share received by the trustee, in either case reduced by the amount of any dividends or other distributions made to the intended transferee. We may purchase excess shares for the lesser of the amount paid for the excess shares by the intended transferee (or, if the intended transferee did not give value for the shares, the market price of the shares on the date of the event causing the shares to be held in the trust) or the market price, in either case, reduced by the amount of any dividends or other distributions made to the intended transferee. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in:

•	the closing sales price for the stock, if then listed on a national securities exchange;

•	the average closing sales price of such stock, if then listed on more than one national securities exchange; or

•	if the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter.

If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by our board of directors in accordance with applicable law.

If the transfer to the trust described above would not be effective for any reason to prevent a violation of the ownership restrictions set forth above, then the transfer that would otherwise violate any of those restrictions shall be void ab initio, and the intended transferee shall acquire no rights in the transferred shares. In addition, if a transfer would cause the violation of requirement (2) above (without regard to the duration that the 100 shareholder requirement is not met), some or all of the transfer shall be deemed void ab initio, and the intended transferee shall acquire no rights in the transferred shares.

The board of directors, in its sole discretion, may exempt a person from the 9.9% ownership limit or increase the ownership limit as to such person if, in general (i) the board obtains such representations, covenants and undertakings from such person as it deems necessary to conclude the granting of the exemption will not cause us to lose our status as a REIT, (ii) such person does not, and represents that it will not, constructively own an interest in any of our tenants that would cause us to constructively own more than 9.9% of any of our tenants, and (iii) such person agrees that any violation or attempted violation of such representations, covenants and undertakings or certain other actions will result in any excess shares being automatically transferred to a trust, as described in detail herein above. The board of directors has increased the ownership limit to 20% with respect to one of our stockholders, Cohen & Steers, Inc. Cohen & Steers, Inc. beneficially owned approximately 5.6 million of our shares, or approximately 5.5% of our common stock, as of December 31, 2008.

All certificates representing shares of common stock may bear a legend referring to the restrictions described above.

These restrictions may have the effect of preventing an acquisition of control of us by a third party.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Business Combination Provisions of Our Charter

Our charter requires that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a “related person,” be approved by the affirmative vote of at least 90% of our outstanding voting stock or, in advance and unanimously, by our board of directors. A business combination is defined in our charter as:

•	any merger or consolidation with or into a related person;

•

any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “substantial part” of our assets, including without limitation any voting securities of a subsidiary, to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities to a related person, other than by way of pro rata distribution to all stockholders; and

•	any agreement, contract or other arrangement providing for any of the above.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our charter may help assure fair treatment of stockholders and preserve our assets.

Our Board of Directors

Our charter and bylaws provide that our board of directors may establish the number of directors of the company as long as the number is not less than five. The number of directors (currently 10) shall be fixed by the board of directors from time to time. A majority of our remaining board of directors may fill any vacancy, other than a vacancy caused by removal, even if the remaining directors do not constitute a quorum. The stockholders entitled to vote for the election of directors at an annual or special meeting of our stockholders may fill a vacancy resulting from the removal of a director.

Our charter divides our board of directors into three classes. Each class serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term.

The classified board of directors makes removing incumbent directors more time consuming and difficult and may discourage a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. A plurality of the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

Our charter and Maryland law provide that our stockholders may remove a director only for cause and by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors.

Maryland Business Combination Act

The Maryland Business Combination Act prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities, liquidation or dissolution plans, and receipt of certain benefits by the interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares; or

•

an affiliate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the company.

A person is not an interested stockholder under the business combination provisions of the MGCL if the board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder.

At the conclusion of the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of our voting stock; and

•

two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium.

Maryland Control Share Acquisition Act

Maryland law provides that “control shares” of a company acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to vote, excluding shares owned by the acquiror or by officers or directors who are employees of the company. “Control shares” are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

“Control shares” do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, “control share acquisition” means the acquisition of control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by its charter or bylaws. Our bylaws have exempted any shares of our stock that are acquired by Cohen & Steers Capital Management, Inc. or its associates.

Unsolicited Takeovers

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and with at least three independent directors to elect to be subject to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement to remove a director;

•	a requirement that the number of directors be fixed only by the vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

A corporation can elect into this statute by provision in its charter or bylaws or by a resolution of its board of directors. Furthermore, a corporation can elect to be subject to the above provisions regardless of any contrary provisions in the charter or bylaws.

We have elected to be subject to the requirement that the number of directors be fixed only by the vote of the directors. Additionally, through provisions in our charter and bylaws unrelated to Subtitle 8, (1) we have a classified board, (2) vacancies on the board may be filled exclusively by the remaining directors, (3) a two-thirds vote and cause are required to remove any director from the board and (4) unless called by our chairman of the board, chief executive officer, president or the board of directors, the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at a special meeting is required to call such a meeting.

Amendment of Our Charter and Bylaws

Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares entitled to vote on the amendment. However, the provisions relating to (1) business combinations as described in “— Business Combination Provisions of Our Charter,” (2) director removal and filling of resultant vacancies and (3) redemption as described in “— Redemption Rights” may be amended only with the affirmative vote of at least 90% of the shares entitled to vote on the amendment. Our bylaws generally may be amended by the affirmative vote of a majority of the board of directors or of a majority of our shares entitled to vote.

Meetings of Stockholders

Our bylaws provide generally for annual meetings of our stockholders to elect directors and to transact other business properly brought before the meeting. In addition, a special meeting of stockholders may be called by the chairman of the board, the chief executive officer, the president, the board of directors or holders of 50% or more of our outstanding common stock entitled to vote by making a written request.

Our bylaws provide that any action to be taken by the stockholders may be taken without a meeting, if, prior to such action, all stockholders entitled to vote thereon consent in writing to such action being taken.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

Generally, under our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not later than the close of business on the 120th day nor earlier than the 150th day prior to the first anniversary of the date of the mailing of notice for the prior year’s annual meeting. For a stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.

Authorized but Unissued Capital Stock

Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock without stockholder approval and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our stockholders.

Dissolution of the Company

Under the MGCL, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submits a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved by the vote of the holders of two-thirds of the shares of our capital stock entitled to vote on the dissolution.

Indemnification and Limitation of Liability of Directors and Officers

Our charter and bylaws, and the partnership agreement, provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time. Such indemnification extends to current and former officers and directors.

Section 2-418 of the MGCL generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by, or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer had been adjudged to be liable to the corporation. The termination of any proceeding by conviction, upon a plea of nolo contendere or its equivalent or upon an entry of an order of probation prior to judgment creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification.

In addition, the MGCL provides that, unless limited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our charter contains no such limitation.

We are authorized to indemnify any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, or trustee of any other enterprise and who is made or threatened to be made a party to any proceeding by reason of service in such capacity.

Maryland law permits us to advance reasonable expenses to a director or officer upon a written affirmation that the director or officer has met the standard of conduct for indemnification and a written undertaking to repay the amount paid or reimbursed if it is ultimately determined that the standard was not met.

The foregoing MGCL indemnification provisions are not exclusive of additional indemnification that may be provided under the charter, bylaws, agreement, insurance or otherwise.

As permitted by Maryland law, our charter provides that our directors and officers shall have no liability to us or our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit, or active and deliberate dishonesty established by a final judgment.

We have entered into indemnity agreements with certain of our officers and directors that provide that we will pay on behalf of the indemnified party any amount which the indemnified party is or becomes legally obligated to pay because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which the indemnified party commits or suffers while acting in the capacity as one of our officers or directors.

Since November 1986, we have had in force directors’ and officers’ liability and company reimbursement insurance covering liability for any actual or alleged error, misstatement, misleading statement, act or omission, and neglect or breach of duty claimed against them solely by reason of their being one of our directors or officers.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price.

Outstanding Series B Preferred Stock

Under our charter, the board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, with the voting, dividend, conversion or liquidation rights, designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of the series as are stated in the resolutions providing for the issuance of a series of preferred stock, adopted, at any time or from time to time, by our board of directors. At December 31, 2008, we had 749,184 shares of 7.75% Series B Cumulative Series B Preferred Stock outstanding (the “Series B Preferred Stock”). We have summarized the material terms of the Series B Preferred Stock below. More details are contained in the articles supplementary to our charter which we have filed with the SEC.

Ranking. The Series B Preferred Stock, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, ranks senior to common stock.

Dividends. Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative cash dividends at the rate per annum of 7.75% per share on the liquidation preference thereof of $100 per share of Series B Preferred Stock (equivalent to $7.75 per annum per share). Dividends on the Series B Preferred Stock are payable quarterly on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”) at such annual rate, and accumulate from the most recent date as to which dividends shall have been paid, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Preferred Stock do not bear interest.

Except if we determine it is necessary to maintain our status as a REIT, no dividends or other distributions (other than a dividend or distribution payable solely in shares of common stock and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any common stock, nor may any common stock be redeemed, purchased or otherwise acquired for any consideration by us or on our behalf (except by conversion into or exchange for shares of common stock) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series B Preferred Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Holders of shares of the Series B Preferred Stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Liquidation Preference. In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series B Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to stockholders, before any payment or distribution is made to holders of common stock, a liquidation preference in the amount of $100 per share of the Series B Preferred Stock, plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution.

Voting Rights. The holders of the Series B Preferred Stock have no voting rights except as set forth below or as otherwise required by Maryland law from time to time. If dividends on the Series B Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Series B Preferred Stock, voting as a single class with any other preferred stock having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any such additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Series B Preferred Stock has been paid in full. In addition, the affirmative vote of the holders of at least 66-2/3% of the outstanding Series B Preferred Stock, voting separately as a series, will be required for amendments to our charter that would affect adversely the rights of holders of the Series B Preferred Stock.

Conversion. The Series B Preferred Stock was not convertible during the first quarter of 2009. At March 31, 2009, the conversion rate applicable to each share of Series B Preferred Stock was 4.4828 (equivalent to a conversion price of $22.31 per share). At March 31, 2009, if all of the Series B Preferred Stock were to have converted, it would have resulted in the issuance of approximately 3,358,442 common shares. The Series B Preferred Stock is convertible upon the occurrence of any of the following events:

•

our common stock reaching a price equal to 125% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter, and at any time on or after June 30, 2029 if our common stock reaches a price equal to 125% of the conversion price;

•	the price per share of the Series B Preferred Stock falls below 98% of the product of the conversion rate and the average closing sale prices of our common stock for five consecutive trading days;

•

the credit ratings from Moody’s Investors Service or Standard & Poor’s Ratings Services are discontinued, suspended or withdrawn, or fall more than two levels below the initial ratings of Ba1 and BB+, respectively;

•

we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets in which our common stock would be converted into cash, securities or other property, or if a fundamental change occurs, as defined, a holder may convert the holder’s shares of Series B Preferred Stock into common stock or the cash, securities or other property that the holder would have received if the holder had converted the holder’s Series B Preferred Stock prior to the transaction or fundamental change;

•

we distribute rights to all common stockholders entitling them (for a period of not more than 45 days after the date of issuance thereof) to subscribe for or purchase shares of common stock at less than the average closing sale price thereof for the ten trading days immediately preceding the declaration date of such distribution;

•

we distribute assets to all common stockholders having a per share value as determined by the board of directors exceeding 5% of the closing sale price of the common stock on the trading day immediately preceding the declaration of such distribution; or

•	we call the Series B Preferred Stock for redemption.

For at least 20 of the last 30 trading days of the first quarter of 2009, our common stock did not reach a price greater than or equal to 125% of the $22.31 conversion price at March 31, 2009. As a result, the Series B Preferred Stock will not be convertible from April 1, 2009 through June 30, 2009. The same test will be performed on June 30, 2009 to determine whether the Series B Preferred Stock will be convertible in the third quarter of 2009.

The conversion rate will be adjusted if we:

•	issue common stock as a dividend or distribution on shares of common stock;

•	effect a common stock share split or combination;

•	issue rights, warrants, options or other securities to the holders of common stock at a price less than the closing common stock price on the previous business day;

•	distribute stock, evidence of indebtedness or other assets or property, excluding cash dividends or spin-offs;

•	increase the effective dividend rate on its common stock;

•	make a tender offer or exchange offer for common stock at a price higher than the closing price on the previous business day; or

•	by action of the board of directors determine that an increase in the conversion rate would be in our best interests.

Redemption. We may not redeem the Series B Preferred Stock prior to July 5, 2009. On and after July 5, 2009, we may redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at the redemption prices specified below, plus accumulated and unpaid dividends to the date of redemption, for redemptions on and after each of the dates specified below:

Redemption on and after	Price
July 5, 2009	$103.875
July 1, 2010	$103.100
July 1, 2011	$102.325
July 1, 2012	$101.550
July 1, 2013	$100.775
July 1, 2014	$100.000

The redemption price (other than accumulated and unpaid dividends) will be payable wholly out of proceeds from our sale of other capital stock issued by us.

Repurchase at the Option of the Holder Upon a Fundamental Change. If we undergo a fundamental change (as defined in the articles supplementary), holders of Series B Preferred Stock will have the right, at their option, to require us to repurchase some or all of their shares of Series B Preferred Stock at a repurchase price equal to 100% of the liquidation preference of the shares being repurchased, plus any accumulated and unpaid dividends to but excluding the applicable repurchase date. A fundamental change will be deemed to have occurred if any of the following occurs:

(1)	a person or group acquires more than 50% of our outstanding common stock;

(2)	any share exchange, consolidation or merger of us or any sale, lease or other transfer of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, pursuant to which our common stock is converted into cash, securities or other property, unless our stockholders will own more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee;

(3)	continuing directors cease to constitute at least a majority of our board of directors;

(4)	our stockholders approve any plan or proposal for liquidation or dissolution; or

(5)	our common stock is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

If a fundamental change (except for any fundamental change relating solely to paragraph (3) above) occurs prior to June 30, 2014, we will pay, in addition to the repurchase price described above, a make-whole premium to a holder of shares of Series B Preferred Stock who elects to require us to repurchase such shares in connection with such a fundamental change, or who elects to convert such shares in connection with the fundamental change. The fundamental change repurchase price and/or the make-whole premium, if any, may be paid in cash, shares of common stock, or a combination thereof.

DESCRIPTION OF CLASS A UNITS

We have summarized the material terms and provisions of the Amended and Restated Agreement of Limited Partnership of NHP/PMB L.P., as amended, which we refer to as the partnership agreement. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which is incorporated herein by reference. Certain capitalized terms used in this section are defined below under “— Certain Defined Terms.”

General

NHP/PMB L.P., or the partnership, is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act. NHP/PMB GP LLC, a Delaware limited liability company and our wholly-owned subsidiary, is the sole general partner of the partnership. The term of the partnership commenced on February 29, 2008, and will continue in perpetuity, unless the partnership is dissolved sooner under the provisions of the partnership agreement or as otherwise provided by law. Interests in the partnership are represented as either Class A Units or Class B Partnership Units (“Class B Units”). Class B Units are interests in the partnership held by the general partner and the limited partners who are affiliated with the general partner, including our subsidiary, NHP Operating Partnership L.P., a Delaware limited partnership. Class A Units are interests in the partnership held by all other limited partners. As of April 3, 2009, 1,829,562 Class A Units were issued and outstanding, and 1,185,741 Class B Units were issued and outstanding, all of which Class B Units were owned by our subsidiaries.

Purpose and Business

The partnership was formed in connection with our entry into certain agreements with Pacific Medical Buildings LLC and its affiliates (collectively, the “Pacific Agreements”). The sole purpose and nature of the business to be conducted by the partnership is: (i) to acquire, own, manage, operate, repair, renovate, maintain, improve, expand, redevelop, finance, encumber, sell, lease, hold for appreciation, or otherwise dispose of, in accordance with the terms of the partnership agreement, the properties to be acquired pursuant to the Pacific Agreements and any other properties acquired by the partnership, and to invest and ultimately distribute funds, including, without limitation, funds obtained from owning or otherwise operating properties and the proceeds from the sale or other disposition of properties, all in the manner permitted by the partnership agreement; (ii) to enter into any partnership, joint venture or other similar arrangement to engage in any of the foregoing or to own interests in any entity engaged in any of the foregoing, all in the manner permitted by the partnership agreement; and (iii) to do anything necessary or incidental to the foregoing.

Management by the General Partner

Authority of the General Partner. Except as expressly provided in the partnership agreement, all management powers over the business and affairs of the partnership are exclusively vested in the general partner. No limited partner has any right to participate in or exercise control or management power over the business and affairs of the partnership, and no limited partner has any right, power or authority to act for or on behalf of, or otherwise bind or obligate, the partnership. Except as expressly provided for in the partnership agreement or required by any non-waivable provisions of applicable law, no limited partner, in its capacity as a limited partner, has any right to vote on or consent to any matter, act, decision or document involving the partnership and its business. The general partner may not be removed by the limited partners with or without cause.

Restrictions on the General Partner’s Authority. The general partner may not take any action in contravention of the partnership agreement. The general partner may not, without the prior consent or approval of limited partners holding a majority of the outstanding Class A Units held by all limited partners (the “Consent of Class A Limited Partners”), undertake, on behalf of the partnership, any of the following actions or enter into any transaction that would have the effect of such transactions:

•	subject to certain exceptions, amend, modify or terminate the partnership agreement other than to reflect the admission, substitution, termination or withdrawal of partners;

•	make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the partnership;

•	institute any proceeding for bankruptcy on behalf of the partnership;

•	subject to certain exceptions, admit into the partnership any additional partners;

•	subject to certain exceptions, approve or acquiesce to the transfer of the partnership interest of the general partner, or admit into the Partnership any additional or successor general partners;

•

acquire any properties other than the properties to be acquired pursuant to the Pacific Agreements or any property acquired in a tax-free disposition of another property, and any assets or other properties that are related to or incidental to such properties; or

•

incur any debt or transfer, sell, assign or otherwise dispose of any property, whether directly or indirectly, if, after giving effect to such incurrence or transfer, sale, assignment or other disposition certain financial ratios would not be satisfied.

Additional Limited Partners. The general partner is authorized to admit additional limited partners to the partnership from time to time, in accordance with and subject to the terms of the partnership agreement, on terms and conditions and for such capital contributions as may be established by the general partner in its reasonable discretion. No person will be admitted as an additional limited partner without the consent of the general partner (which consent has been given to those persons to whom Class A Units may be issued pursuant to the Pacific Agreements) and the Consent of Class A Limited Partners, which consent may be given or withheld by each limited partner and the general partner in its sole and absolute discretion; provided, however, that the general partner may, without the Consent of Class A Limited Partners, admit one or more additional limited partners and issue Class A Units to such person(s) in connection with the closing of any transactions contemplated by the Pacific Agreements, or consummated in connection therewith.

Additional Partnership Units

Subject to the terms and conditions of the partnership agreement, the general partner is authorized to cause the partnership from time to time to issue to the partners (including the general partner) or other persons (i) Class A Units or Class B Units, or (ii) additional partnership units in one or more new classes or series, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including, rights, powers and duties senior to the holders of Class A Units, approved by the Consent of Class A Limited Partners. No person, including, without limitation, any partner or assignee, has any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any partnership units. Without the Consent of Class A Limited Partners, except in connection with a closing under the Pacific Agreements, no additional partnership units may be issued to the general partner, or to an affiliate of the general partner, unless (x) such units are Class B Units, and (y) the additional units are issued for a fair economic consideration.

Distributions

Distributions of Available Cash. On each date established by the general partner for distributions of Available Cash, which date shall be the same as the date established by us for the payment of ordinary dividends to holders of our common stock, the general partner will cause the partnership to distribute quarterly to the persons who were partners on the relevant record date an amount equal to the Available Cash, if any, generated by the partnership during the calendar quarter that ended immediately prior to such record date, as follows: (i) first, to the holders of Class A Units in accordance with each such holder’s Preferred Return Per Unit with respect to all Class A Units held by such holder, less the aggregate amount of Available Cash previously distributed with respect to such holder’s Class A Units pursuant to this clause (i); and (ii) second, 1% to the holders of Class A Units and 99% to the holders of Class B Units, in each case, allocated among the holders of such partnership units in accordance with the weighted average number of partnership units held by them during the calendar quarter that ended immediately prior to the record date.

Distributions of Disposition Proceeds and Financing Proceeds. In the event of either (i) a taxable disposition of any of the partnership’s properties other than as part of a sale, transfer or other disposition of all or substantially all of the partnership’s assets or a related series of transactions that, taken together, result in the sale or disposition of all or substantially all of the assets of the partnership, or (ii) an incurrence of debt, the general partner will cause the partnership to reinvest the proceeds therefrom (including loaning such proceeds to us or one of our affiliates at an interest rate that is the same as the interest rate then in effect under our then existing credit facility and on market terms), to the extent the general partner elects to do so and in the amount determined by the general partner to be appropriate, and to distribute the balance of such net proceeds (after deducting all costs and expenses of the partnership in connection therewith) as follows: (x) first, to the holders of Class A Units in accordance with their relative Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero; (y) second, to the holders of Class B Units in accordance with their Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero; and (z) third, 1% to the holders of Class A Units, and 99% to the holders of the Class B Units, in each case, in proportion to the number of partnership units held by them.

Distributions In Kind. No partner has any right to demand or receive property other than cash. The general partner may determine, with the Consent of Class A Limited Partners, to make a distribution in kind of partnership assets to the holders of partnership units.

Allocations of Net Income and Net Loss

Net income and net loss of the Partnership will be determined and allocated with respect to each taxable year or other period of the Partnership as of the end of such year or period. Net income for a particular period will be allocated as follows: (i) first, to holders of Class A Units and Class B Units in proportion to, and to the extent that, the amount of cumulative net loss previously allocated to such partners exceeds the cumulative amount of net income previously allocated to such partners pursuant to this clause; (ii) second, to the holders of Class A Units and Class B Units in an amount that will cause such allocation, together with the amount of all previous allocations of net income pursuant to this clause to be in proportion to and to the extent of cumulative distributions received by such partners of Available Cash, and disposition and financing proceeds for the current and all prior taxable years; and (iii) third, (a) 100% to the holders of Class B Units to the extent such net income relates to or is generated by a taxable disposition of any property and (b) with respect to all other net income, 99% to the holders of Class B Units, and 1% to the holders of Class A Units, on a pari passu basis. Net loss for a particular period will be allocated 99% to the holders of Class B Units and 1% to the holders of Class A Units, on a pari passu basis.

If a Liquidating Event (as defined below in “— Dissolution and Winding Up — Dissolution”) occurs in a partnership taxable year, net income or net loss (or, if necessary, separate items of income, gain, loss and deduction) for such taxable year and any prior taxable years (to the extent permitted under the Code) will be allocated among the partners in such amounts as will cause, to the greatest extent possible, the distributions to the partners pursuant to the partnership agreement to be made in accordance with the following liquidating distribution priority:

•	first, to the holders of Class A Units in accordance with their relative Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero;

•

second, to the holders of Class A Units in an amount equal to the number of Class A Units held by such holders multiplied by the fair market value of a share of our common stock as of the applicable valuation date, multiplied by the Adjustment Factor;

•	third, to the holders of Class B Units in accordance with their relative Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero;

•

fourth, to the holders of Class B Units in an amount equal to the number of Class B Units held by such holders multiplied by the fair market value of a share of our common stock as of the applicable valuation date, multiplied by the Adjustment Factor; and

•	fifth, (i) 1% to the holders of Class A Units, and (ii) 99% to the holders of Class B Units, in each case, in proportion to the total number of partnership units held by them.

Return of Capital

Except pursuant to the rights of redemption set forth in the partnership agreement, no limited partner will be entitled to the withdrawal or return of its capital contribution, except to the extent of distributions made pursuant to the partnership agreement or upon termination of the partnership, as provided in the agreement. Except to the extent otherwise expressly provided in the partnership agreement, no limited partner or assignee will have priority over any other limited partner or assignee either as to the return of capital contributions or as to profits, losses or distributions.

Redemption Rights

At any time following the first anniversary of becoming a holder of a Class A Unit, each limited partner or its assignee will have the right to require the partnership to redeem the Class A Unit for the Cash Amount, payable within ten business days following written notice to the general partner of the exercise of the redemption right. At the election of and in the sole and absolute discretion of the general partner, the general partner may elect to assume the partnership’s obligation with respect to the redemption and satisfy the redemption by paying the redemption price in either (i) cash equal to the Cash Amount or (ii) delivering a number of shares of our common stock equal to the REIT Shares Amount, or any combination of the foregoing, and in either case payable within ten business days following written notice to the general partner of the exercise of the redemption right. At April 2, 2009, the REIT Shares Amount was equal to 1.006 shares of common stock per Class A Unit. No holder of any Class A Units may effect a redemption for less than 500 Class A Units or, if such holder holds less than 500 Class A Units, all of the Class A Units held by such holder. Each holder of any Class A Units may effect a redemption only once in each fiscal quarter.

If (i) we engage in any merger, consolidation or other combination with another entity, a sale of all or substantially all of our assets or stock, or any conversion into another form of entity, and the shares of our common stock are converted into or exchanged for stock or other securities of another entity, or cash or other property, (ii) we fail to qualify as a REIT, or (iii) shares of our common stock cease to be listed on any national securities exchange (any event described in clauses (i), (ii) or (iii) being a “Fundamental Event”), then, from and after the occurrence of such Fundamental Event and, in the case of a Fundamental Event described in (ii) or (iii) above, only for so long as we fail to qualify as a REIT, or the shares of our common stock cease to be listed on a national securities exchange, respectively:

•

if the shares of our common stock are converted into, or exchanged for, only common equity securities of a REIT that are listed on a national securities exchange and cash paid in lieu of fractional shares, the Class A Units will thereafter become redeemable for such new REIT shares, or cash equal to their market value; and

•	in all other cases:

•

upon a subsequent redemption of a Class A Unit, the holder will be entitled to receive, for each Class A Unit, in lieu of the Cash Amount or the REIT Shares Amount, cash in an amount equal to (a) if we fail to qualify as a REIT, the fair market value of a share of our common stock as of the date of such failure, (b) if the shares of our common stock cease to be listed on any national securities exchange, the fair market value of a share of our common stock, or (c) in the case of any other Fundamental Event, the fair market value of the cash, securities or other property into which our shares were converted, or for which our shares were exchanged; in each case, subject to adjustment based on changes in the value of an index of publicly-traded health care REITs; and

•

the Preferred Return Per Unit will be subsequently calculated with a cumulative increase occurring on the 10th day of each of February, May, August and November of each year in an amount equal to the regular quarterly cash dividend most recently paid by us prior to such Fundamental Event, subject to adjustment based on changes in the regular quarterly dividend paid by a group of publicly-traded health care REITs.

Partnership Right to Call Class A Units

On and after the date on which the aggregate Class A Units outstanding represent less than five percent (5%) of all outstanding units of the partnership, the partnership has the right, but not the obligation, from time to time and at any time to redeem any and all outstanding Class A Units by treating any holder thereof as having exercised a redemption right for the amount of Class A Units specified by the general partner, in its sole and absolute discretion. In addition, the partnership will have the right, but not the obligation, from time to time and at any time to redeem all outstanding Class A Units by treating all holders thereof as having exercised their redemption rights for all of their Class A Units, provided that, in addition to the redemption price, the partnership pays a make whole payment to the extent required by the Pacific Agreements.

Transfers and Withdrawals

Restrictions on Transfer. The partnership agreement restricts the transferability of Class A Units. Any transfer or purported transfer of an interest in the Partnership not made in accordance with the partnership agreement will be null and void ab initio. Under the partnership agreement, subject to certain exceptions, a limited partner cannot transfer or pledge any portion of its partnership interest, or any of its economic rights as a limited partner without the prior written consent of the general partner, which may be withheld in the general partner’s sole discretion. A limited partner or assignee may, subject to the provisions of the partnership agreement, but without the requirement of first obtaining the consent of the general partner, transfer any portion of its partnership interest, or any of its economic rights as a limited partner:

•	to a partner in such limited partner or assignee in liquidation of such partner’s interest in such limited partner or assignee;

•	to an immediate family member;

•

to a family planning trust, a corporation, general or limited partnership, limited liability company or other legal entity in which the limited partner or assignee (together with their immediate family members) has a 50% or greater economic interest; or

•	to certain charitable organizations.

In addition, a limited partner may, subject to the provisions of the partnership agreement, but without first obtaining the consent of the general partner, pledge all or any portion of its Class A Units to a qualifying lending institution as collateral or security for a bona fide loan or other extension of credit, and transfer such pledged Partnership interest to such lending institution in connection with the exercise of remedies under such loan or extension of credit.

No transfer or assignment of an interest in the partnership may be made:

•	to any person or entity who lacks the legal right, power or capacity to own a partnership interest;

•	if such transfer or assignment would require registration under the Securities Act of 1933 or would otherwise violate any applicable laws or regulations;

•	of any component portion of an interest in the partnership, such as the capital account, or rights to distributions, separate and apart from all other components of an interest in the partnership;

•

if such transfer would adversely affect our ability to continue to qualify as a REIT or to comply with the requirements of the Code and Regulations applicable to REITs or subject the general partner or us to additional taxes;

•

if such transfer would cause a termination of the partnership for federal or state income tax purposes (except as a result of the redemption (or acquisition by the general partner) of all Class A Units held by all limited partners);

•

if such transfer would cause the partnership to cease to be classified as a partnership for federal income tax purposes (except as a result of the redemption (or acquisition by the general partner) of all Class A Units held by all limited partners);

•

if such transfer would cause the partnership to become, with respect to any employee benefit plan subject to Title I the Employee Retirement Income Security Act (“ERISA”), a “party-in-interest” or a “disqualified person”;

•	if such transfer would cause any portion of the assets of the partnership to constitute assets of any employee benefit plan;

•	if such transfer requires the registration of such partnership interest pursuant to any applicable federal or state securities laws;

•

if such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, or causes the partnership to become a “publicly traded partnership,” unless certain conditions specified in the partnership agreement are satisfied; or

•	if such transfer subjects the partnership to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

Substituted Limited Partners. Except for a transferee permitted pursuant to the partnership agreement, no limited partner will have the right to substitute a transferee as a limited partner in his or her place. Any transferee permitted pursuant to the partnership agreement will be admitted to the partnership as a substituted limited partner. In addition, the general partner will have the right to consent to the admission of any other transferee of the interest of a limited partner as a substituted limited partner, which consent may be given or withheld by the general partner in its sole and absolute discretion. A transferee who has been admitted as a substituted limited partner in accordance with the partnership agreement will have all the rights and powers and be subject to all the restrictions and liabilities of a limited partner under the partnership agreement.

Assignees. An assignee of a partnership interest who is not admitted as a substitute limited partner will be entitled to all the rights of an assignee of a limited partnership interest under Delaware law, including the right to receive distributions from the partnership and the share of net income, net losses, recapture income and any other items of gain, loss, deduction and credit of the partnership attributable to the partnership interest assigned to such assignee, the rights to transfer its interest in accordance with the partnership agreement, and the right of redemption provided in the partnership agreement, but will not be deemed to be a limited partner for any purpose under the partnership agreement, and will not be entitled to vote any partnership units in any matter presented to the limited partners for a vote (such units will be deemed to have been voted on such matters in the same proportion as all other units held by limited partners are voted).

Withdrawals. No limited partner may withdraw from the partnership other than: (i) as a result of a permitted transfer of all of such limited partner’s partnership units in accordance with the partnership agreement; (ii) as a result of a redemption of all of such limited partner’s partnership units in accordance with the partnership agreement; or (iii) pursuant to any agreement consented to by the partnership pursuant to which the limited partner’s interests in the partnership are conveyed and the limited partner’s withdrawal is provided for.

Restrictions on the General Partner. The general partner may not transfer any of its general partner interest or withdraw from the partnership except for a withdrawal or transfer effected with the Consent of Class A Limited Partners, or a transfer of all of the general partner’s interest to an affiliate of ours so long as we remain obligated pursuant to our guarantee obligations under the partnership agreement.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or by limited partners holding a majority of the outstanding Class A Units.

Generally, the partnership agreement may be amended, modified or terminated only with the approval of the general partner and the Consent of Class A Limited Partners. The general partner has the power to amend the partnership agreement without obtaining the Consent of Class A Limited Partners as may be required to:

•	add to the obligations of the general partner or surrender any right or power granted to the general partner for the benefit of the limited partners;

•	reflect the admission, substitution, or withdrawal of partners or the termination of the partnership in accordance with the terms of the partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect;

•

cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	satisfy any requirements, conditions or guidelines of any federal or state agency or contained in any federal or state law;

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT;

•	modify the manner in which capital accounts are computed to the extent set forth in the partnership agreement, the Code or Internal Revenue Service regulations; or

•	issue additional partnership units in accordance with the partnership agreement.

Amendments that would convert a limited partner’s interest into a general partner’s interest, adversely affect the limited liability of a limited partner, alter a partner’s right to receive any distributions or allocations of profits or losses (other than a change that is expressly permitted by the partnership agreement) or alter or modify the redemption rights described above must be approved by each limited partner that would be adversely affected by such amendment; provided that the unanimous consent of all the partners who are adversely affected is not required for any amendment that affects all partners holding the same class or series of partnership units on a uniform or pro rata basis.

Tax Matters

The general partner is the tax matters partner of the partnership. As such, it has authority to take certain actions on behalf of the partnership with respect to tax matters, and is responsible for the preparation and filing of partnership tax returns.

Indemnification and Exculpation

To the extent permitted by applicable law, the partnership agreement indemnifies the general partner, and officers, directors, members, managers, employees, representatives and affiliates of the general partner and other persons the general partner may designate, from and against losses and liabilities arising from claims, suits and proceedings relating to the operations of the partnership. Similarly, the partnership agreement provides that neither the general partner nor any of its partners, members, officers or directors shall be liable for damages to the partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law, or any act or omissions if the general partner or such partner, member, officer or director acted in good faith.

Dissolution and Winding Up

Dissolution. The partnership will not be dissolved by the admission of substituted limited partners or additional limited partners or by the admission of a successor general partner in accordance with the terms of the partnership agreement. The partnership will dissolve, and its affairs will be wound up, only upon the first to occur of any of the following (each a “Liquidating Event”):

•

other than an event of bankruptcy, the incapacity of the general partner or an event of withdrawal of the general partner unless within 90 days after such incapacity or event of withdrawal, the remaining partners holding a majority in interest of the issued and outstanding partnership units agree in writing to continue the business of the partnership and to the appointment of a substitute general partner;

•	entry of a decree of judicial dissolution of the partnership under the provisions of Delaware law;

•

any sale, transfer or other disposition of all or substantially all of the assets of the partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the partnership; or

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case, under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment, the remaining partners holding a majority in interest of the issued and outstanding partnership units of the partnership agree in writing to continue the business of the partnership and to the appointment of a substitute general partner.

Winding Up. Upon the occurrence of a Liquidating Event, the partnership will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and partners. After the occurrence of a Liquidating Event, no partner will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the partnership’s business and affairs. The general partner or, in the event that there is no remaining general partner, any person elected by a majority in interest of the limited partners will be responsible for overseeing the winding up and dissolution of the partnership and will take full account of the partnership’s liabilities and property, and the partnership property will be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom will be applied and distributed in the following order: (i) first, to the satisfaction of all of the partnership’s debts and liabilities to creditors other than the partners and their affiliates (whether by payment or the making of reasonable provision for payment thereof); (ii) second, pari passu to the satisfaction of all of the partnership’s debts and liabilities to the partners and their affiliates (whether by payment or the reasonable provision for payment thereof); and (iii) the balance, if any, to the general partner, the limited partners and their assignees in accordance with and in proportion to their positive capital account balances, after giving effect to all contributions, distributions and allocations for all periods.

Certain Defined Terms

“Adjustment Factor” means 1.0, subject to adjustment, in certain cases, if: (i) we declare or pay a dividend on our outstanding common stock in common stock or make a distribution to all holders of our outstanding common stock in common stock; (ii) we split or subdivide our outstanding common stock; (iii) we effect a reverse stock split or otherwise combine our outstanding common stock into a smaller number of shares of common stock; (iv) we distribute any rights, options or warrants to all holders of our common stock to subscribe for or to purchase or to otherwise acquire shares of common stock (or other securities or rights convertible into, exchangeable for or exercisable for common stock) at a price per share less than the fair market value of a share of common stock on the record date for such distribution; or (v) by dividend or otherwise, we distribute to all holders of our common stock evidences of our indebtedness or assets (including securities, but excluding cash and excluding any dividend or distribution referred to in clause (i) above), other than evidences of indebtedness or assets we receive, directly or indirectly, pursuant to a distribution by the partnership.

“Applicable Percentage” means a percentage specified in the partnership agreement that varies depending on what percentage of all outstanding partnership units are represented by Class A Units. The Applicable Percentage ranges from 98.7% (if the Class A Units represent 57.5% or more of all partnership units) to 89.6% (if Class A Units represent 12.4% or less of all partnership units).

“Available Cash” means, with respect to any period for which such calculation is being made:

(a)	the sum, without duplication, of:

(i)	net income, if any, determined in accordance with generally accepted accounting principles;

(ii)	depreciation and all other non-cash charges deducted in determining net income or net loss for such period;

(iii)	the amount of any reduction in the reserves or other cash or similar balances referred to in clause (b)(vi) below; and

(iv)	all other cash received by the partnership for such period that was not included in determining net income or net loss for such period;

(b)	less the sum, without duplication, of:

(i)	net loss, if any, determined in accordance with generally accepted accounting principles;

(ii)	all regularly scheduled principal debt payments made by the partnership during such period (excluding balloon payments);

(iii)	capital expenditures made by the partnership during such period for maintenance, repairs and tenant improvements but not for development or expansion;

(iv)	all other expenditures and payments not deducted in determining net income or net loss for such period (excluding balloon payments on indebtedness and capital expenditures for development or expansion);

(v)	any amount included in determining net income or net loss for such period that does not correspond to a cash amount actually received by the partnership during such period; and

(vi)	the amount of any reserves or other cash or similar balances (including, but not limited to, working capital reserves, debt reserve funds, and capital improvements reserves) established during such period (or if previously established, the amount of any increase therein), which the general partner determines in good faith to be necessary or appropriate for a legitimate business purpose of the partnership, and not for the purpose of depriving limited partners of distributions of Available Cash.

Notwithstanding the foregoing, “Available Cash” does not include (i) any cash received or reductions in reserves, or take into account any disbursements made, or reserves established, after dissolution and the commencement of the liquidation and winding up of the Partnership, (ii) any capital contributions, whenever received, (iii) any proceeds from the disposition of a property or (iv) any proceeds from a financing.

“Cash Amount” means an amount of cash per Class A Unit equal to the product of (i) the fair market value of a share of our common stock and (ii) the REIT Shares Amount, determined as of the applicable valuation date.

“Partnership Record Date” means a date established by the general partner for the determination of partners entitled to receive distributions of Available Cash, which date shall be the same as the record date established by us for the payment of ordinary dividends to holders of our common stock.

“Preferred Return Per Unit” means with respect to each partnership unit outstanding on a specified Partnership Record Date, an amount initially equal to zero, and increased cumulatively on each Partnership Record Date by an amount equal to the product of (i) the cash dividend per share of common stock we declare for holders of our common stock on such Partnership Record Date, multiplied by (ii) the Applicable Percentage in effect on such Partnership Record Date, multiplied by (iii) the Adjustment Factor in effect on such Partnership Record Date; provided, however, that, for each partnership unit, the increase that shall occur in accordance with the foregoing on the first Partnership Record Date that occurs on or after the date on which such partnership unit was first issued shall be the foregoing product of (i), (ii) and (iii) above, multiplied by a fraction, the numerator of which shall be the number of days that such partnership unit was outstanding up to and including such first Partnership Record Date, and the denominator of which shall be the total number of days in the period from but excluding the immediately preceding Partnership Record Date (or, if none, the date of the partnership agreement) to and including such first Partnership Record Date; provided, further, that the Preferred Return Per Unit may be calculated differently if a Fundamental Event occurs. If we declare a dividend on our outstanding common stock in which holders of common stock may elect to receive all or a portion of such dividend in cash, additional shares of common stock, or a combination thereof, then, for purposes of this definition, the “cash dividend per share of common stock” shall be deemed to equal the quotient obtained by dividing (x) the aggregate amount of cash paid by us to holders of our outstanding common stock in such dividend, by (y) the aggregate number of shares of common stock outstanding as of the close of business on the record date for such dividend.

“Preferred Return Shortfall” means, for any holder of partnership units, the amount (if any) by which (i) the Preferred Return Per Unit with respect to all partnership units held by such holder exceeds (ii) the aggregate amount previously distributed with respect to such partnership units pursuant to either (a) in the case of Class A Units, clause (i) under “— Distributions of Available Cash” and clause (x) under “— Distributions of Disposition Proceeds and Financing Proceeds,” or (b) in the case of Class B Units, clause (ii) under “— Distributions of Available Cash” and clause (y) under “— Distributions of Disposition Proceeds and Financing Proceeds.”

“REIT Shares Amount” means a number of shares of our common stock equal to the sum of (a) the product of (i) the number of Class A Units tendered for redemption and (ii) the Adjustment Factor, plus (b) the quotient of (i) the product of (x) the number of Class A Units tendered for redemption, and (y) Preferred Return Shortfall Per Unit divided by (ii) the fair market value of a share of our common stock as of the applicable valuation date.

COMPARISON OF CLASS A UNITS AND COMMON STOCK

Set forth below is a comparison of certain terms of the Class A Units and our common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of Class A Units should carefully review the rest of this prospectus and the registration statement of which this prospectus is a part, and the documents we incorporate by reference as exhibits to the registration statement of which this prospectus is a part, particularly our charter, our bylaws and the partnership agreement, for additional important information about the securities.

CLASS A UNITS	COMMON STOCK
Nature of Investment

The Class A Units constitute limited partnership interests in NHP/PMB L.P., a Delaware limited partnership.	The common stock constitutes equity interests in Nationwide Health Properties, Inc., a Maryland corporation.

Voting Rights

Under the partnership agreement, the holders of Class A Units have voting rights only with respect to certain limited matters, such as certain amendments and termination of the partnership agreement, institution of bankruptcy proceedings, assignments for the benefit of creditors, certain admissions of additional partners, transfers by the general partner of its interest in the partnership, transfers of certain properties, withdrawal of the general partner from the partnership and the incurrence of debt or disposition of property if such incurrence or disposition would cause the partnership’s leverage ratio to exceed 65% or if the partnership’s cash flow ratio would be less than 1.15. See “Description of Class A Units — Management by the General Partner.”	Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters submitted to a vote of the stockholders. The holders of the common stock vote to elect directors in one of three classes each year. Our charter requires that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock be approved by the affirmative vote of at least 90% of our outstanding voting stock or, in advance and unanimously, by our board of directors. Certain provisions of our charter may not be amended without the affirmative vote of at least 90% of our outstanding voting stock. Our charter permits the our board of directors to classify and issue preferred stock in one or more series having rights senior to the common stock.

Distributions/Dividends

On the date established by the general partner for the payment of distributions to the partners (which shall be the same date established by us for the payment of ordinary dividends to holders of our common stock), the partnership agreement requires the general partner to cause the partnership to distribute to the persons who were partners on the relevant record date an amount equal to the Available Cash (if any) generated by the partnership during the calendar quarter that ended immediately prior to such record date, as follows: (i) first, to the holders of Class A Units in accordance with each such holder’s Preferred Return Per Unit with respect to all units of the partnership held by such holder, less the aggregate amount previously distributed with respect to such holder’s units pursuant to this clause (i); and (ii) second, (x) 1% to the holders of Class A Units, and (y) 99% to the holders of Class B Units, in each case, in proportion to the total number of units held by them. See “Description of Class A Units — Distributions — Distributions of Available Cash.”	Holders of the common stock are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefor. Under the REIT rules, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. See “United States Federal Income Tax Consequences.”

CLASS A UNITS	COMMON STOCK
In the event of either (i) a taxable disposition of any of the partnership’s properties (other than as part of a sale, transfer or other disposition of all or substantially all of the partnership’s assets or a related series of transactions that, taken together, result in the sale or disposition of all or substantially all of the assets of the partnership) or (ii) an incurrence of debt, the general partner will cause the partnership to distribute the balance of the net proceeds of such disposition or net proceeds received by the partnership in connection with the incurrence of debt not reinvested by the general partner in accordance with the terms of the partnership agreement, as follows: (i) first, to the holders of Class A Units in accordance with their relative Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero; (ii) second, to the holders of Class B Units in accordance with their Preferred Return Shortfalls until the Preferred Return Shortfall for each such holder is zero; and (iii) third, 1% to the holders of Class A Units, and 99% to the holders of the Class B Units, in each case, in proportion to the number of Partnership Units held by them. “Description of Class A Units — Distributions — Distributions of Disposition Proceeds and Financing Proceeds.”

Liquidity and Transferability/Redemption

There is no public market for the Class A Units and the Class A Units are not listed on any securities exchange.

Under the partnership agreement, subject to certain exceptions, a limited partner cannot transfer any portion of its partnership interest, or any of such limited partner’s economic rights as a limited partner without the prior written consent of the general partner, which may be withheld in the general partner’s sole discretion. See “Description of Class A Units — Transfers and Withdrawals.”

The common stock is transferable subject to the ownership limit set forth in our charter (9.9% of the outstanding voting shares of our stock). The common stock is listed and traded on the New York Stock Exchange. The common stock is not redeemable.

After the first anniversary of becoming a holder of a Class A Unit, each limited partner has the right, subject to the terms and conditions of the partnership agreement, to require the partnership to redeem the Class A Unit for the Cash Amount. At the election of and in the sole and absolute discretion of the General Partner, the General Partner may elect to assume the Partnership’s obligation with respect to the redemption and satisfy the redemption by paying the redemption price in either (i) cash equal to the Cash Amount or (ii) delivering a number of shares of our common stock equal to the REIT Shares Amount, or any combination of the foregoing. See “Description of Class A Units — Redemption Rights.”

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences to a unitholder that exercises its option to have all or a portion of its Class A Units redeemed and of an investment in common stock of NHP. For purposes of this section under the heading “United States Federal Income Tax Consequences,” references to “NHP,” “we,” “our” and “us” mean only Nationwide Health Properties, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate NHP and its subsidiaries and affiliated entities in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and is not tax advice. It does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who, as nominees, hold our stock on behalf of other persons;

•	persons who receive NHP stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding NHP stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that Class A Units are held as capital assets and that common stock will be held as a capital asset, which generally means as property held for investment.

The federal income tax treatment to you depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to you will depend on your particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of an exchange or redemption of Class A Units and of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Exchange or Redemption of Class A Units

If we acquire a Class A Unit tendered for redemption in exchange for shares of common stock or cash, a tendering unitholder will recognize gain or loss in an amount equal to the difference between (i) the amount realized in the transaction (i.e., the sum of the cash and the fair market value of any shares of common stock plus the amount of the partnership liabilities allocable to such tendered Class A Unit at such time) and (ii) the unitholder’s tax basis in the Class A Unit disposed of, which tax basis will be adjusted for the Class A Unit’s allocable share of the Partnership’s income, gain or loss for the taxable year of disposition. The tax liability resulting from the gain recognized on the disposition of a tendered unit could exceed the amount of cash and the fair market value of any shares of common stock received in exchange therefor.

If the Partnership redeems a tendered Class A Unit for cash (which is not contributed by us to effect the redemption), the tax consequences generally would be the same as described in the preceding paragraph, except that if the Partnership redeems less than all of a unitholder’s Class A Units, the unitholder would recognize no taxable loss and would recognize taxable gain only to the extent that the cash, plus the amount of the Partnership liabilities allocable to the redeemed Class A Units, exceeded the unitholder’s adjusted tax basis in all of such unitholder’s Class A Units immediately before the redemption.

Disguised Sales

Under the Internal Revenue Code, a transfer of property by a partner to a partnership followed by a related transfer by the partnership of money or other property to the partner is treated as a disguised sale if (i) the second transfer would not have occurred but for the first transfer and (ii) the second transfer is not dependent on the entrepreneurial risks of the partnership’s operations. In a disguised sale, the partner is treated as if it sold the contributed property to the partnership as of the date the property was contributed to the partnership. Transfers of money or other property between a partnership and a partner that are made within two years of each other, including redemptions of Class A Units made within two years of a unitholder’s contribution of property to the Partnership, must be reported to the IRS and are presumed to be a disguised sale unless the facts and circumstances clearly establish that the transfers do not constitute a sale.

A redemption of Class A Units by the Partnership within two years of the date of a unitholder’s contribution of property to the Partnership may be treated as a disguised sale. If this treatment were to apply, such unitholder would be treated for U.S. federal income tax purposes as if, on the date of its contribution of property to the Partnership, the Partnership issued to it an obligation to pay it the redemption proceeds. In that case, the unitholder may be required to recognize gain on the disguised sale in such earlier year.

Character of Gain or Loss Recognized

Capital gains recognized by individuals and certain other noncorporate taxpayers upon the sale, exchange, or redemption of a Class A Unit will be subject to a maximum U.S. federal income tax rate of 15% (through 2010) if the Class A Unit is held for more than 12 months and will be taxed at ordinary income tax rates if the Class A Unit is held for 12 months or less. Generally, gain or loss recognized by a unitholder on the sale, exchange, or redemption of a Class A Unit will be taxable as capital gain or loss. However, to the extent that the amount realized upon the sale, exchange, or redemption of a Class A Unit attributable to a unitholder’s share of “unrealized receivables” of the Partnership exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Among other things, “unrealized receivables” include amounts attributable to previously claimed depreciation deductions on certain types of property. In addition, the maximum U.S. federal income tax rate for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as the Partnership) held for more than 12 months is currently 25% (rather than 15%) to the extent of previously claimed depreciation deductions that would not be treated as “unrealized receivables.”

Passive Activity Losses

The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the Class A Units. If the Partnership were characterized as a “publicly traded partnership” that is taxed as a partnership and not as a corporation, each Class A Unitholder would be required to treat any loss derived from the Partnership separately from any income or loss derived from any other publicly traded partnership, as well as from income or loss derived from other passive activities. In such case, any net losses or credits attributable to the Partnership which are carried forward may only be offset against future income of the Partnership. We believe and intend to take the position that the Partnership should not be classified as a publicly traded partnership. No assurance can be given that the IRS will not assert that the Partnership is a publicly traded partnership, or that facts and circumstances will not develop which could cause the Partnership to become a publicly traded partnership. The following discussion assumes that the Partnership will be classified and taxed as a partnership (and not as a publicly traded partnership) for U.S. federal income tax purposes.

If a unitholder tenders all or a portion of its Class A Units and recognizes a gain on the sale, exchange or redemption, it may be entitled to use its current and suspended passive activity losses (if any) from the Partnership and other passive sources to offset that gain. If a unitholder tenders all or a portion of its Class A Units and recognizes a loss on such sale, it may be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of its passive activity income from the Partnership for that year (if any) plus any passive activity income from other sources for that year. In addition, if a unitholder tenders all of its Class A Units, the balance of any suspended losses from the Partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) against any other income of such unitholder for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available suspended passive activity losses from the Partnership or other investments that may be used to offset gain from the sale, exchange or redemption of your Class A Units tendered for redemption.

Foreign Unitholders

Gain recognized by a non-U.S. holder (as defined below under “Taxation of Stockholders—Taxation of Foreign Stockholders) on a sale, exchange or redemption of a Class A Unit tendered for redemption will be subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980 ( “FIRPTA”). If you are a non-U.S. holder, we or the Partnership will be required, under the FIRPTA provisions of the Internal Revenue Code, to deduct and withhold 10% of the amount realized by you on the disposition. The amount withheld would be creditable against your U.S. federal income tax liability and, if the amount withheld exceeds your actual tax liability, you could claim a refund from the IRS by filing a Federal income tax return.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO YOU AS A RESULT OF A SALE, EXCHANGE OR REDEMPTION OF CLASS A UNITS TENDERED FOR REDEMPTION.

Taxation of NHP

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1985. Although we believe that, commencing with our taxable year ended December 31, 1985, we were organized in conformity with the requirements for qualification as a REIT, and our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code, no assurance can be given we have been or will remain so qualified.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel in connection with the registration statement of which this prospectus is a part. We have received in connection with the filing of this prospectus an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that commencing with our taxable year that ended on December 31, 1999, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that our actual method of operation has enabled, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Skadden, Arps, Slate, Meagher & Flom LLP will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden, Arps, Slate, Meagher & Flom LLP or by us that we will qualify as a REIT for any particular year. We have asked Skadden, Arps, Slate, Meagher & Flom LLP to assume for purposes of its opinion that certain prior legal opinions we received to the effect that we were taxable as a REIT are true and correct. The opinion will be expressed as of the date issued and will not cover subsequent periods. Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such an opinion.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, diversity of stock and asset ownership, and the various qualification requirements imposed upon REITs by the Internal Revenue Code as discussed below. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements. See “— Failure to Qualify.” In addition, no assurance can be given that the IRS will not challenge our eligibility for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

For tax years through 2010, most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions,” and “—Foreclosure Property,” below.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary (a “TRS”) (as described below) that do not reflect arms-length terms.

•

If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our subsidiaries, including any TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Our charter and bylaws provide restrictions regarding the ownership and transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

The Internal Revenue Code provides relief from violations of certain of the REIT requirements, in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including, in certain cases, the payment of a penalty tax that is based upon the magnitude of the violation. See “—Income Tests” and “—Asset Tests” below. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests.    If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in Partnerships.”

Disregarded Subsidiaries.    If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below) that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which NHP holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries.    In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by us directly, would be treated as prohibited transactions.

A TRS may not directly or indirectly operate or manage a healthcare facility. The Internal Revenue Code defines a “healthcare facility” generally to mean a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% gross asset tests.

Although a TRS may not operate or manage a healthcare facility, for taxable years beginning after July 30, 2008, rent received by a REIT from the lease of a healthcare facility to a TRS may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests provided that the facility is operated by an “eligible independent contractor.” Qualification as an eligible independent contractor, however, involves the application of highly technical and complex Internal Revenue Code provisions for which only limited authorities exist.

Income Tests

In order to maintain our qualification as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” certain hedging transactions, and certain foreign currency exchange transactions, generally must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency exchange transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. There can be no assurance, however, that the IRS will not assert that rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the amount of any such non-qualifying income, together with other non-qualifying income, exceeds 5% of our gross income, we may fail to qualify as a REIT. We will review our properties to determine that rents attributable to personal property will not exceed 15% of the total rent with respect to any particular lease.

In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, except in certain instances, such as in connection with the operation or management of a healthcare facility, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income received from non-TRS lessees will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity. Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a tenant’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.”

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, also will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred to acquire or carry “real estate assets” (as described below under “—Derivatives and Hedging Transactions”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. To the extent that we do not properly identify such transactions as hedges, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular income test.

Under the Housing and Economic Recovery Tax Act of 2008, the Secretary of the Treasury has been given broad authority to determine whether particular items of income or gain qualify under either the 75% or 95% gross income test, or are to be excluded from the measure of gross income for purposes of such tests.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described above.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of

(i)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid, and

(ii)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(b)	the sum of specified items of non-cash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, and (b) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (b) our inclusion of items in income for federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). In general, we may operate a qualified healthcare facility acquired in this manner through, and in certain circumstances may derive income from, an independent contractor for two years (or up to six years if extensions are granted). For purposes of this rule, a “qualified healthcare property” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real property or personal property necessary or incidental to the use of any such facility.

We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options.

Except to the extent provided by Treasury regulations, income from a hedging transaction will not constitute gross income for purposes of both the 75% and 95% income tests provided that we enter into the hedging transaction either (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain) which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates (through 2010). In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Tax Aspects of Investments in Partnerships

General

We may hold investments through entities that are classified as partnerships for federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and potentially are subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include in our calculations our proportionate share of any assets held by subsidiary partnerships. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share is based on our proportionate interest in the equity and certain debt securities issued by the partnership). See “Taxation of NHP—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification

Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the income tests as discussed in “Taxation of NHP—Asset Tests” and “—Income Tests,” and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to the relief provisions described above. See “Taxation of NHP—Asset Tests,” “—Income Test” and “—Failure to Qualify,” above, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions.    So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 15% maximum federal rate through 2010) for qualified dividends received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “Taxation of NHP—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2010) in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “Taxation of NHP—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of NHP Stock.    In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You are urged to consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.    Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A “non-U.S. holder” is any person other than:

•	a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Ordinary Dividends.    The portion of dividends received by non-U.S. holders that is (1) payable out of our earnings and profits, (2) not attributable to our capital gains and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income generally must be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.    Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, and (b) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends.    Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under “—Taxation of Foreign Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non- U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “—Taxation of Foreign Stockholders—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received.

Dispositions of NHP Stock.    Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we are, and we expect to continue to be, a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we are or will remain a domestically-controlled qualified investment entity.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our outstanding common stock at all times during a specified testing period.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above under “—Taxation of Foreign Stockholders—Capital Gain Dividends”), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax.    If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely-held” test, and (2) either (i) one pension trust owns more than 25% of the value of our stock, or (ii) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock. Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning NHP stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own properties located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

LEGAL MATTERS

Venable LLP, Baltimore, Maryland, has issued an opinion to us regarding certain matters of Maryland law. Skadden, Arps, Slate, Meagher & Flom LLP has issued an opinion to us regarding certain tax matters.

EXPERTS

The consolidated financial statements of Nationwide Health Properties, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2008 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file current, quarterly and annual reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (SEC). You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at www.sec.gov. These reports, proxy statements and other information can also be read through the Investor Relations section of our website at www.nhp-reit.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to our securities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus.

Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This means that you must look at all of the SEC filings that we incorporate by reference into this prospectus supplement to determine if any of the statements in this prospectus supplement or the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is complete or terminated (other than documents or information deemed furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Current Reports on Form 8-K filed on January 9, 2009 and February 17, 2009; and

•	our definitive proxy statement dated March 26, 2009 in connection with our Annual Meeting of Stockholders held on May 5, 2009.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: Investor Relations

Telephone number: (949) 718-4400

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC filing fee	$1,938
Printing fees and expenses	15,000
Accounting fees and expenses	10,000
Legal fees and expenses	55,000
Miscellaneous	5,000

Total	$86,938

Item 15. Indemnification of Directors and Officers.

Our charter and bylaws, and the partnership agreement, provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time. Such indemnification extends to current and former officers and directors.

Section 2-418 of the MGCL generally permits indemnification of any director or officer made a party to any proceedings by reason of service as a director or officer unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by, or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the director or officer had been adjudged to be liable to the corporation. The termination of any proceeding by conviction, upon a plea of nolo contendere or its equivalent or upon an entry of an order of probation prior to judgment creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the director or officer failed to meet the requisite standard of conduct for permitted indemnification.

In addition, the MGCL provides that, unless limited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding. Our charter contains no such limitation.

We are authorized to indemnify any individual who, while a director or officer of ours and at our request, serves or has served as a director, officer, partner, or trustee of any other enterprise and who is made or threatened to be made a party to any proceeding by reason of service in such capacity.

Maryland law permits us to advance reasonable expenses to a director or officer upon a written affirmation that the director or officer has met the standard of conduct for indemnification and a written undertaking to repay the amount paid or reimbursed if it is ultimately determined that the standard was not met.

The foregoing MGCL indemnification provisions are not exclusive of additional indemnification that may be provided under the charter, bylaws, agreement, insurance or otherwise.

We have entered into indemnity agreements with certain of our officers and directors that provide that we will pay on behalf of the indemnified party any amount which the indemnified party is or becomes legally obligated to pay because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which the indemnified party commits or suffers while acting in the capacity as one of our officers or directors.

Since November 1986, we have had in force directors’ and officers’ liability and company reimbursement insurance covering liability for any actual or alleged error, misstatement, misleading statement, act or omission, and neglect or breach of duty claimed against them solely by reason of their being one of our directors or officers.

Item 16. Exhibits.

3.1	Charter of the Company, filed as Exhibit 3.2 to the Company’s Form 8-K dated August 1, 2008, and incorporated herein by this reference.

3.2	Bylaws of the Company, as amended and restated on February 10, 2009, filed as Exhibit 3.1 to the Company’s Form 8-K dated February 17, 2009, and incorporated herein by this reference.

4.1	Specimen Common Stock Certificate, filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (No. 333-127366) dated August 9, 2005, and incorporated herein by this reference.

5.1	Opinion of Venable LLP with respect to the legality of the shares being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain tax matters.*

23.1	Consent of Ernst & Young LLP, independent registered accounting firm.*

23.2	Consent of Venable LLP (included in Exhibit 5.1).*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*

24.1	Powers of Attorney (included on signature page).*

*	Filed herewith.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining any liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on April 6, 2009.

NATIONWIDE HEALTH PROPERTIES, INC.

By:	/S/ DOUGLAS M. PASQUALE
Douglas M. Pasquale
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Nationwide Health Properties, Inc., do hereby constitute and appoint Douglas M. Pasquale and Abdo H. Khoury, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/S/ CHARLES D. MILLER Charles D. Miller	Chairman of the Board	April 3, 2009

/S/ DOUGLAS M. PASQUALE Douglas M. Pasquale	President, Chief Executive Officer and Director	April 3, 2009

/S/ ABDO H. KHOURY Abdo H. Khoury	Executive Vice President and Chief Financial and Portfolio Officer (Principal Financial and Accounting Officer)	April 3, 2009

/S/ R. BRUCE ANDREWS R. Bruce Andrews	Director	April 3, 2009

/S/ DAVID R. BANKS David R. Banks	Director	April 3, 2009

/S/ RICHARD I. GILCHRIST Richard I. Gilchrist	Director	April 3, 2009

/S/ ROBERT D. PAULSON Robert D. Paulson	Director	April 3, 2009

Signature Page S-1

Signature	Title	Date

/S/ KEITH P. RUSSELL Keith P. Russell	Director	April 3, 2009

/S/ JACK D. SAMUELSON Jack D. Samuelson	Director	April 3, 2009

Signature Page S-2

Exhibit Index

3.1	Charter of the Company, filed as Exhibit 3.2 to the Company’s Form 8-K dated August 1, 2008, and incorporated herein by this reference.

3.2	Bylaws of the Company, as amended and restated on February 10, 2009, filed as Exhibit 3.1 to the Company’s Form 8-K dated February 17, 2009, and incorporated herein by this reference.

4.1	Specimen Common Stock Certificate, filed as Exhibit 4.6 to the Company’s Registration Statement on Form S-3 (No. 333-127366) dated August 9, 2005, and incorporated herein by this reference.

5.1	Opinion of Venable LLP with respect to the legality of the shares being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain tax matters.*

23.1	Consent of Ernst & Young LLP, independent registered accounting firm.*

23.2	Consent of Venable LLP (included in Exhibit 5.1).*

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*

24.1	Powers of Attorney (included on signature page).*

*	Filed herewith.